Exhibit (a)(1)(C)

ORIC PHARMACEUTICALS, INC.

OFFER TO EXCHANGE CERTAIN OUTSTANDING STOCK OPTIONS

FOR NEW STOCK OPTIONS

ELECTION TERMS AND CONDITIONS

1.    I agree that my decision to accept or reject the Offer with respect to some or all of my eligible option grants is entirely voluntary and is subject to the terms and conditions of the Offer.

2.    I understand that I may change my election at any time by completing and submitting a new election no later than 9:00 p.m. Pacific Time, on July 20, 2022 (unless the Offer is extended), and that any election submitted and/or received after such time will be void and of no further force and effect.

3.    If my employment with ORIC terminates on or before the date the Offer expires, I understand that I will cease to be an eligible employee under the terms of the Offer and any election that I have made to exchange any of my options pursuant to the Offer will be ineffective. As a result, none of my options will be exchanged under the Offer and I will not receive new options.

4.    I understand and agree that my employment (or, after new options have been granted pursuant to the Offer, my employment or other service) with ORIC will be considered terminated effective as of the date that I no longer am actively providing employment services (or other services, as applicable) to ORIC, regardless of the reason for such termination and whether or not later found to be invalid or in breach of employment laws in the jurisdiction where I am employed or rendering services or the terms of my employment or other service agreement, if any; and unless otherwise expressly provided in the Offer documents or determined by ORIC, my right to receive new options pursuant to the Offer or to vest in the new options received in the Offer, if any, will terminate as of such date and will not be extended by any notice period mandated under local law (e.g., my period of service would not include any contractual notice period or any period of “garden leave” or similar period mandated under employment laws in the jurisdiction where I am employed or rendering services or the terms of my employment or other service agreement, if any); ORIC will have the exclusive discretion to determine when I no longer am actively providing employment services for purposes of the Offer and the grant of new options pursuant to the Offer (including whether I still may be considered to be providing employment services while on a leave of absence). I further acknowledge that the new options granted pursuant to the Offer have a different vesting schedule than the eligible options cancelled in exchange, that the first vesting date under the new options is scheduled to occur no earlier than the one-year anniversary of the new option grant date, and that any new options granted pursuant to the Offer will have a different exercise price per share of our common stock than the eligible options cancelled in the Offer.

5.    I agree that all decisions with respect to future grants under any ORIC equity compensation plan will be at the sole discretion of ORIC.

6.    I agree that: (i) the Offer is established voluntarily by ORIC, is discretionary in nature and may be modified, amended, suspended or terminated by ORIC, in accordance with the terms set forth in the Offer documents, at any time prior to the expiration of the Offer; (ii) ORIC, at its discretion, may refuse to accept my election to participate; and (iii) the Offer is an exceptional, voluntary and one-time offer that does not create any contractual or other right to receive future offers, options or other equity awards, or benefits in lieu of offers, even if offers have been made in the past.

7.    I agree that the new options, and income from and value of same; (i) are not intended to replace any pension rights or compensation; and (ii) are not part of normal or expected compensation for the purposes of calculating any severance, resignation, termination, redundancy, dismissal, end of service payments, bonuses, long-service awards, pension or retirement or welfare benefits or similar payments.

8.    This election and my participation in the Offer shall not create a right to employment or other service, or be interpreted as forming or amending an employment or other service contract with ORIC and shall not interfere with the ability of ORIC, or, if different, of my current employer, or applicable entity with which I am engaged to provide services (the “Employer”), to terminate my employment or other service relationship (if any) at any time with or without cause (subject to the terms of my employment contract or other service contract, if any).

9.    I understand that: (i) the future value of the shares of ORIC’s common stock underlying the new options is unknown, indeterminable and cannot be predicted with certainty; (ii) if the underlying shares of ORIC’s common stock do not increase in value, the new options will have no value; and (iii) if I exercise the new option and acquire shares of ORIC’s common stock, the value of those shares may increase or decrease, even below the new option’s exercise price.

10.    No claim or entitlement to compensation or damages shall arise from forfeiture of the new options resulting from the termination of my employment or other service relationship with ORIC (for any reason whatsoever, whether or not later found to be invalid or in breach of employment laws in the jurisdiction where I am employed or the terms of my employment agreement, if any).

11.    I acknowledge that, regardless of any action taken by ORIC or the Employer, the ultimate liability for all income tax, social insurance and social security liabilities or premium, payroll tax, fringe benefits tax, payment on account or other tax-related items related to the Offer and the new options and legally applicable to me (“Tax-Related Items”) is and remains solely my responsibility and may exceed the amount actually withheld by ORIC or the Employer. I further acknowledge that ORIC and/or the Employer (i) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Offer and the new options, including, but not limited to, the exchange of eligible options for new options, the grant, vesting or exercise of the new options, the issuance of shares of ORIC’s common stock upon exercise of the new options, the subsequent sale of shares of ORIC’s common stock acquired pursuant to such issuance and the receipt of any dividends; and (ii) do not commit to and are under no obligation to structure the terms of the Offer or any aspect of the new options to reduce or eliminate my liability for Tax-Related Items or achieve any particular tax result. Further, if I am subject to tax in more than one jurisdiction, I acknowledge that ORIC and/or the Employer (or former employer or entity, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

Prior to any relevant taxable or tax withholding event, as applicable, I agree to make adequate arrangements satisfactory to ORIC and/or the Employer to satisfy all Tax-Related Items. In this regard, I authorize ORIC and/or the Employer, or their respective agents, at their discretion, to satisfy any applicable withholding obligations with regard to all Tax-Related Items by one or a combination of the following: (i) withholding from my wages or other cash compensation paid to me by ORIC and/or the Employer; (ii) withholding from proceeds of the sale of shares of ORIC’s common stock acquired upon exercise of the new options either through a voluntary sale or through a mandatory sale arranged by ORIC (on my behalf pursuant to this authorization without further consent); or (iii) as otherwise specified in the 2020 Plan and the applicable option agreement between ORIC and me governing the new options.

Finally, I agree to pay to ORIC or the Employer any amount of Tax-Related Items that ORIC or the Employer may be required to withhold as a result of my participation in the Offer and the grant of new options that cannot be satisfied by the means previously described. ORIC may refuse to issue or deliver the shares of ORIC’s common stock subject to new options that I receive pursuant to the Offer, if I fail to comply with my obligations in connection with the Tax-Related Items.

12.    I acknowledge and agree that none of ORIC or an affiliate of ORIC, or any of their respective employees or agents, has made any recommendation to me as to whether or not I should accept the Offer to exchange my eligible options and that I am not relying on any information or representation made by any such person in accepting or rejecting the Offer, other than any information contained in the Offer documents.

13.    I agree that participation in the Offer is governed by the terms and conditions set forth in the Offer documents, including this election form. I acknowledge that I have received the Offer documents and have been afforded the opportunity to consult with my own investment, legal and/or tax advisers before making this election and that I have knowingly accepted or rejected the Offer. I agree that any and all decisions or interpretations of ORIC upon any questions relating to the Offer and this election form will be given the maximum deference permitted by law.

14.    I agree that the terms of the new options, if any, that I receive pursuant to the Offer will be subject to the terms and conditions of the applicable new option agreement.

15.    I understand and agree that the Offer and the new options granted pursuant to the Offer are governed by, and subject to, the laws of the State of California, without regard to the conflict of law provisions. For purposes of litigating any dispute that arises directly or indirectly from the relationship of the parties evidenced by this Offer or the grant of new options, the parties hereby submit to and consent to the exclusive jurisdiction of the State of California and agree that such litigation will be conducted only in the courts of San Diego, California, or the federal courts for the United States for the Southern District of California, and no other courts, where this Offer is made and/or to be performed.

16.    I further understand that if I submit my election via the Offer website, the confirmation statement provided on the Offer website at the time I submit my election will provide additional evidence that I submitted my election and that I should print and keep a copy of such confirmation statement for my records. A copy of the confirmation statement will also be sent to your email. If I do not receive a confirmation from ORIC, I understand that it is my responsibility to ensure that my election form has been received no later than 9:00 p.m., Pacific Time, on July 20, 2022. I understand that only responses that are properly completed and submitted and actually received by ORIC on or before the expiration date will be accepted.

17.    The provisions of the Offer documents and this election form are severable and if any one or more provisions are determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions nevertheless shall be binding and enforceable.

BY PARTICIPATING, YOU AGREE TO ALL TERMS OF THE OFFER AS SET FORTH IN THE OFFER DOCUMENTS. Please be sure to follow the instructions, which are attached.

ORIC PHARMACEUTICALS, INC.

ELECTION INSTRUCTIONS

FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

1.	To participate in the Offer, you must complete and deliver an election.

If you want to participate in this Offer, you must make an election via the process described in Section 4 of the Offer to Exchange and outlined below on or before the expiration date, currently expected to be 9:00 p.m., Pacific Time, on July 20, 2022. If you do not want to participate, then no action is necessary.

Elections via the Offer Website

1.

To submit an election via the Offer website, click on the link to the Offer website in the Launch Email, or go to the Offer website at www.myoptionexchange.com. Log in to the Offer website using the login instructions provided to you in the Launch Email (or if you previously logged into the Offer website, your updated login credentials).

2.

After logging in to the Offer website, review the information and proceed through to the Make My Election page. You will be provided with personalized information regarding each eligible option grant you hold, including:

•	the grant date of the eligible option grant;

•	the per share exercise price of the eligible option grant;

•	whether the eligible option grant is an incentive stock option or nonstatutory stock option;

•

the number of vested and unvested shares of our common stock subject to the eligible option grant as of July 20, 2022 (assuming vesting in accordance with the applicable vesting schedule, and no exercise or early termination occurs, through such date);

•	the number of shares of our common stock subject to the new option grant that would be granted in exchange for the eligible option grant; and

•	the vesting schedule of the new option grant.

3.

On the Make My Election page, make your selection next to each of your eligible option grants to indicate which eligible option grants you choose to exchange in the Offer by selecting “Exchange” or choose not to exchange in the Offer by selecting “Do Not Exchange.”

4.	Proceed through the Offer website by following the instructions provided. Review your election and confirm that you are satisfied with your election. After reviewing,

acknowledging and agreeing to the terms and conditions stated on the Submit My Election page and in the Offer documents, submit your election. If you do not acknowledge and agree to the terms and conditions, you will not be permitted to submit your election.

5.

Upon submitting your election, a confirmation statement will be generated by the Offer website. Please print and keep a copy of the confirmation statement for your records. A copy of the confirmation statement will also be sent to your email. At this point, you will have completed the election process via the Offer website.

We must receive your properly completed and submitted election by the expiration of the Offer, currently expected to be 9:00 p.m., Pacific Time, on July 20, 2022. If you are unable to submit your election via the Offer website as a result of technical failures of the Offer website such as the Offer website being unavailable or the Offer website not enabling you to submit your election, please contact Christian Kuhlen, our General Counsel, or Carlos Banuelos, our VP and Associate General Counsel, by email at optionexchange@oricpharma.com or by phone at (858) 345-2328.

Your delivery of all documents regarding the Offer, including elections, is at your risk. A confirmation statement will be generated by the Offer website at the time that you complete and submit your election. You should print and keep a copy of the confirmation statement for your records. A copy of the confirmation statement will also be sent to your email. The printed confirmation statement will provide evidence that you submitted your election. If you do not receive a confirmation, it is your responsibility to confirm that we have received your election. If you do not receive a confirmation, we recommend that you confirm that we have received your election by contacting Christian Kuhlen, our General Counsel, or Carlos Banuelos, our VP and Associate General Counsel, by email at optionexchange@oricpharma.com or by phone at (858) 345-2328. Only responses that are properly completed and actually received by us by the deadline through the Offer website at www.myoptionexchange.com will be accepted. Responses submitted by any other means, including hand delivery, interoffice, email, U.S. mail (or other post) and Federal Express (or similar delivery service), are not permitted.

Our receipt of your election is not by itself an acceptance of your options for exchange. For purposes of the Offer, we will be deemed to have accepted options for exchange that are validly elected to be exchanged and are not properly withdrawn as of the time when we give oral or written notice to the option holders generally of our acceptance of options for exchange. We may issue this notice of acceptance by press release, email or other form of communication. Options accepted for exchange will be cancelled on the cancellation date, which we presently expect will be July 20, 2022.

ORIC will not accept any alternative, conditional or contingent tenders. Any confirmation of receipt provided to you merely will be a notification that we have received your election form and does not mean that your eligible options have been cancelled. Your eligible options that are accepted for exchange will be cancelled on the same calendar day as the expiration of the Offer (but following the expiration of the Offer), which cancellation is scheduled to be July 20, 2022 (unless the Offer is extended).

2.	To change or withdraw prior elections of your eligible options, you must complete and deliver a new election.

You may change an election you previously made with respect to some or all of your eligible option grants, including an election to withdraw all of your eligible option grants from this Offer, only in accordance with the provisions of Section 5 of the Offer to Exchange. You may change your mind after you have submitted an election and withdraw some or all of your elected eligible options from the Offer at any time on or before the expiration date (the expiration date currently is expected to be July 20, 2022, at 9:00 p.m., Pacific Time). If we extend the expiration date, you may change or withdraw your election of your tendered options at any time until the extended Offer expires. In addition, although we intend to accept all validly tendered eligible options promptly after the expiration of this Offer, due to certain requirements under U.S. securities laws, if we have not accepted your options by 9:00 p.m., Pacific Time, on August 17, 2022 (which is the 40th U.S. business day following the commencement of the Offer), you may withdraw your options at any time thereafter up to such time as ORIC does accept your properly tendered eligible options.

You may change your election and elect to exchange all of your eligible option grants, some of your eligible option grants, or none of your eligible option grants pursuant to the terms and conditions of this Offer. To change an election you previously made with respect to some or all of your eligible option grants, including an election to withdraw all of your eligible option grants from this Offer, you must deliver a valid new election indicating only the eligible option grants you wish to exchange in the Offer or a valid new election indicating that you reject the Offer with respect to all of your eligible options, by completing the election process set forth in Section 5 of the Offer to Exchange and described below on or before the expiration date, currently expected to be 9:00 p.m., Pacific Time, on July 20, 2022.

Election Changes and Withdrawals via the Offer Website

1.	Log in to the Offer website at www.myoptionexchange.com.

2.

After logging in to the Offer website, review the information and proceed through to the Make My Election page, where you will find personalized information regarding each eligible option grant you hold, including:

•	the grant date of the eligible option grant;

•	the per share exercise price of the eligible option grant;

•	whether the eligible option grant is an incentive stock option or nonstatutory stock option;

•

the number of vested and unvested shares of our common stock subject to the eligible option grant as of July 20, 2022 (assuming vesting in accordance with the applicable vesting schedule, and no exercise or early termination occurs, through such date);

•	the number of shares of our common stock subject to the new option grant that would be granted in exchange for the eligible option grant; and

•	the vesting schedule of the new option grant.

3.

On the Make My Election page, make your selection next to each of your eligible option grants to indicate which eligible option grants you choose to exchange in the Offer by selecting “Exchange” or choose not to exchange in the Offer by selecting “Do Not Exchange.”

4.

Proceed through the Offer website by following the instructions provided. Review your election and confirm that you are satisfied with your election. After reviewing, acknowledging and agreeing to the terms and conditions stated on the Submit My Election page and in the Offer documents, submit your election. If you do not acknowledge and agree to the terms and conditions, you will not be permitted to submit your election.

5.

Upon submitting your election, a confirmation statement will be generated by the Offer website. Please print and keep a copy of the confirmation statement for your records. A copy of the confirmation statement will also be sent to your email. At this point, you will have completed the process for changing your previous election or withdrawing from participation in the Offer via the Offer website.

You may change your mind as many times as you wish, but you will be bound by the properly submitted election we receive last on or before the expiration date. If you change your election to withdraw some or all of your eligible option grants, you may elect later to exchange the withdrawn eligible option grants again at any time on or before the expiration date. All eligible option grants that you withdraw will be deemed not properly tendered for purposes of the Offer, unless you subsequently properly elect to exchange such eligible option grants on or before the expiration date. To reelect to exchange some or all of your eligible option grants, you must submit a new election to ORIC on or before the expiration date by following the procedures described in Section 4 of the Offer to Exchange. This new election must be properly completed and actually received by us by the deadline on the Offer website at www.myoptionexchange.com to be accepted. Each time you make an election on the ORIC Offer website, please be sure to make an election with respect to each of your eligible option grants.

3.	No Partial Tenders.

If you intend to tender an eligible option grant through the Offer, you must tender all of your shares of ORIC’s common stock subject to that eligible option grant.

You may pick and choose which of your outstanding eligible option grants you wish to exchange if you hold more than one eligible option grant and you may choose to exchange in the Offer one or more of your eligible option grants without having to exchange all of your eligible option grants. However, if you decide to participate in this Offer to exchange an eligible option grant, you must elect to exchange that entire eligible option grant (that is, all eligible options subject to that eligible option grant).

However, if you have an eligible option grant that is subject to a domestic relations order (or comparable legal document as the result of the end of a marriage) and a person who is not an eligible employee beneficially owns a portion of that eligible option grant, then in order to participate in the Offer with respect to such eligible option grant, you may accept this Offer with respect to the entire remaining outstanding portion of the eligible option grant, including the portion beneficially owned by the other person, as long as you are the legal owner of the eligible option grant. We will not accept partial tenders of option grants, so you may not accept this Offer with respect to a portion of an eligible option grant that is beneficially owned by you while rejecting it with respect to the portion beneficially owned by someone else. As you are the legal owner of the eligible option grant, we will respect an election properly made by you, but will not be responsible to you or the beneficial owner of the eligible option grant for any errors made by you with respect to such eligible option grant.

4.	Signatures on elections.

Logging in to the Offer website and completing and submitting your election via the Offer website is the equivalent of signing your name on a paper election form and has the same legal effect as your written signature.

If the election form is signed by a trustee, executor, administrator, guardian, attorney in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, that person should so indicate when signing, and proper evidence satisfactory to ORIC of the authority of that person to act in that capacity must be submitted with the election form.

5.	Other information on elections.

When submitting the election via the Offer website, please confirm that your name, email address, and other information are correct.

6.	Requests for assistance or additional copies.

Any questions and any requests for additional copies of the election form or other Offer documents may be directed to Christian Kuhlen, our General Counsel, or Carlos Banuelos, our VP and Associate General Counsel, by email at optionexchange@oricpharma.com or by phone at (858) 345-2328. Copies will be furnished promptly at ORIC’s expense.

7.	Irregularities.

We will determine, in our discretion, all questions about the validity, form, eligibility (including time of receipt) and acceptance of any eligible options. Our determination of these matters will be given the maximum deference permitted by law. However, you have all rights accorded to you under applicable law to challenge such determination in a court of competent jurisdiction. Only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. We reserve the right to reject any election of any option tendered for exchange that we determine is not in an appropriate form or that we determine is unlawful to accept. We will accept all properly tendered eligible options that are not validly withdrawn, subject to the terms of this Offer. We also reserve the right to waive any of the conditions of the Offer or any defect or irregularity in any tender of any particular options or for any particular option holder, provided that if we grant any such waiver, it will be granted with respect to all option holders and tendered options in a uniform and nondiscriminatory manner. No tender of options will be deemed to have been made properly until all defects or irregularities have been cured or waived by us. We have no obligation to give notice of any defects or irregularities in any election and we will not incur any liability for failure to give any such notice. This is a one-time offer. We will strictly enforce the offering period, subject only to an extension that we may grant in our discretion.

Important: Elections must be received via the Offer website at www.myoptionexchange.com on or before 9:00 p.m., Pacific Time, on July 20, 2022 (unless the Offer is extended).

8.	Additional documents to read.

You should be sure to read the Offer to Exchange, all documents referenced therein, the election form and its associated instructions, and the Launch Email, before deciding to participate in the Offer.

9.	Important tax information.

Please refer to Section 14 of the Offer to Exchange which contains important tax information. We also recommend that you consult with your personal advisers before deciding whether or not to participate in this Offer.